

Fig. 1 SILVER TUSK PROPERTY BC LOCATION MAP



MineralTitles Online BC
SILVER TUSK 984302, 984322
Legend
Indian Reserves
National Parks
Conservancy Areas
Parks
Federal Transfer Lands
First Nations Treaty Related Lands
First Nations Treaty Lands
BCGS Grid
Annotation (1:250K)
Transportation - Points (1:250K)
Transportation - Lines (1:250K)
Map center: 49°45' N, 123°18' W
Scale: 1:460,689
0 8 16 km.
This map is a user generated static output from an internet mapping site and is for general reference only. Data layers that appear on this map may or may not be accurate, current, or otherwise reliable. THIS MAP IS NOT TO BE USED FOR NAVIGATION.
SILVER TUSK CLAIMS REGIONAL LOCATION MAP

Fig. 2 SILVER TUSK PROPERTY REGIONAL LOCATION MAP



Fig. 3 SILVER TUSK PROPERTY MAP



Fig. 4 REGIONAL GEOLOGY OF THE TANTALUS RANGE


Recent Glacial Drift
Quartz
Quartz Diorite
Andesite, Tuffs, Shale
Diorite, Gneiss, Shist
N
LCP
Red Tusk Creek
Falls
Road
Helicopter Pad
Limit of Mapping
Geological Boundary
Known, Assumed
Shear Zone
Vertical Foliation
Vertical Bedding
Vein Dip
Assay Location
Vein
Fault
SCALE 1 CM = 100 Meters 1:10,000
Geological Map
SILVER TUSK CLAIMS
BY JIM LAIRD
NTS 92G14 West
Lat. 49'46'Long.123'21'

Fig. 5 GEOGRAPHICAL MAP OF THE SILVER TUSK PROPERTY


4200
2900
5
0
5
SCALE 1CM=100 Meters
1:10,000
TOPOGRAPHICAL PLAN MAP
SILVER TUSK CLAIMS
BY JAMES LAIRD ENLARGED FROM NTS 92G14

Fig. 6 TOPOGRAPHICAL MAP OF THE SILVER TUSK CLAIMS